OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Citizen Health Project, Inc.

6641 Hwy 98 Suite 200
Hattiesburg, MS 39402

https://citizenhealth.io



500000 shares of Common Stock (Designated as "Medex" or "MDX")

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500,000* shares of common stock ("Medex Tokens" or "MDX")
($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 500,000 shares of common stock ("Medex Tokens" or "MDX") ($10,000)

Company	Citizen Health Project, Inc. A Delaware Public Benefit Corporation
Corporate Address	6641 Hwy 98 Suite 200 Hattiesburg, MS 39402 USA
Description of Business	A decentralized health economy owned & governed by the people
Type of Security Offered	Common Stock (Designated as "Medex" or "MDX" tokens)
Purchase Price of Security Offered	$0.02
Minimum Investment Amount (per investor)	$400

Perks

$400+ You are first to beta test Humantiv and can earn bounties**

$5,000+ Same as above, plus a 20% bonus of Medit tokens (not Medex) preloaded in your Humantiv account**

$50,000+ Same as above, plus our microbiome and genetic test along with personal analysis & interpretation

$70,000+ Same as above, plus our "Healthy Home" digital diagnostic kit.

$100,000+ Same as above, plus a free year of a family subscription.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

**Humantiv is our first application and also the operating system for Citizen Health. We have a dual-token structure: a stable currency called Medit that is pegged at $1 USD, and a token called Medex which represents a share of Common Stock in Citizen Health.

Terms of Tokens

Medex Tokens (Common Stock)

Description: The Medex Tokens will represent a single share of Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None

- **Other:** None

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for Medex tokens.

The 10% Bonus for StartEngine Shareholders

Citizen Health Project, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 5,000 shares of Common Stock (Designated as "Medex" or "MDX") at $0.02 / share, you will receive 500 Common Stock (Designated as "Medex" or "MDX") bonus shares, meaning you'll own 5,500 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Citizen Health is building a decentralized health economy around patients, caregivers, and health providers. We're using blockchain technology and AI to drastically decrease the price of healthcare by removing unnecessary intermediaries, such as insurance companies, third-party administrators, and benefits brokers. By scaling the direct primary care model, we're offering "Health as a Service" programs based on an individual's health profile.

A complete business description can be found in the Citizen Health White Paper.

Sales, Supply Chain, & Customer Base

We sell directly to individuals, employers, and governments via our Health & Wellness Marketplace that connects people needing health & wellness services, products, and procedures to the health providers and vendors who can provide said services, products, and procedures. Revenue will come from our Health & Wellness Marketplace (a multifaceted platform) in the form of transaction fees between buyers and sellers, from customers subscribing to our "Health as a Service" plans, and from our future health & wellness product line.

Competition

Any entity that has a business model of saving people money on healthcare and simultaneously optimizing their health will be a competitor. Most likely competitors only do one or the other, but the biggest categories we could be competing with are health insurance companies, healthcare sharing ministries, and healthcare cooperatives. Our value proposition completely contradicts the traditional health insurance model so it would be difficult for them to disrupt themselves internally. Healthcare sharing ministries and healthcare cooperatives are most aligned with our business model so those will be the largest competition, but as currently operating, do not utilize a cryptoeconomic model like us. On that note, we are entering new territory with blockchain technology in healthcare. We anticipate new entrants to the market that may prove to be competition.

Liabilities and Litigation

Citizen Health does not have any legal liabilities nor is involved in any litigation.

Current Development

We've been developing our Medit Protocol and Proof of Health algorithm for the past 10 months. Our Medit Protocol is scheduled for a testnet release in May which includes our Community Governance platform & Incentive System. Our Medit & Medex tokens will be released with the testnet protocol release. We plan to take the network live on the Ethereum mainnet Q3-Q4 2018 depending on testing.

In conjunction with the Medit Protocol release, we'll be releasing our Humantiv app to the Android and Apple app stores.

Our Collaboration Engine is already forming with researchers & clinicians coming together to validate our Proof of Health algorithm.

Roadmap

- Medit Protocol testnet release in May 2018
- Incentive System & Community Governance testnet launch May 2018
- Launch Humantiv in iOS & Android app stores May 2018
- Launch Collaboration Engine June 2018
- Reg D offering in June 2018
- Launch Health & Wellness marketplace Q3 2018
- Medit Protocol launch on Ethereum mainnet
- "Health as a Service" launches January 1st, 2019

The team

Officers and directors

Brennen Hodge	Founder & CEO

Brennen Hodge

Brennen has centered his professional life on technological connection. Beginning with CitiLife, (CEO, 2011-2014) Brennen established a way for journalists and bloggers to distribute content and generate revenue through a new online platform. Through dbVantage, (Founder & CEO, 2012-2018 (approx. 0.5 hours a week currently working here)) he cultivated skills in design, programming and formed his expertise in leadership and team management. His real passion for healthcare and his journey towards Citizen Health, first began with Pharmedio, four years ago. (CEO, 2014-2017). During his tenure with Pharmedio, Brennen would uncover the ways in which startups are formed, built and nurtured. The valuable discoveries, yet challenging complexities surrounding healthcare inspired Brennen to look closer at what could be done to transform healthcare. With the emerging technologies, blockchain, AI and other cutting edge advancements, healthcare now has a way to be digitized, networked, comprehensive and affordable. Citizen Health (Founder & Architect, 2017 to present) is the product of these advancements, derived from years of Brennen's innovation and intuitive thinking. Brennen is on a journey to democratize every aspect of health, wellness and healthcare in America and throughout the world.

Number of Employees: 5

Related party transactions

The related party, Brennen Hodge, founder of the Company, has provided a line of credit for $75,000 with 0% interest rate. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%. The Company has allocated 10% of its 10,000,000,000 total authorized tokens to its founders, team members, and advisory team as follows: Brennen Hodge, CEO/Co-Founder: 500,000,000, Megan Janas, Cofounder/Digital Strategy: 100,000,000, James Cunningham, Cofounder/Blockchain Engineer: 100,000,000, Nabyl Bennouri, Cofounder/Software Engineer: 100,000,000, John Chamberlain, Direct Care: 20,000,000, Benjamin Maisano, Technical Advisor: 1,000,000. All tokens to the above persons will be distributed after a two year vesting period with a one year cliff. Upon distribution of tokens, they shall be subject to a one year vesting period before they may be potentially traded on a secondary market, subject to any regulations at that time. A remaining 179,000,000 Medex tokens are reserved for future potential team members and advisors.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is brand-new technology** We are developing & utilizing the latest technology in our endeavors. An important part is the use of blockchain technology, which has only been around for less than 10 years. This is a growing technology and one that is learning from problems. There are still possibilities we are not aware of.

- **Government Regulation, Legislation, and Censorship** The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have an impact on our business. We're operating under new regulation (United States) that allows our "Health as a Service" plans to fall under direct primary care laws, meaning that they do not fall under insurance regulation. There are currently 25 states with positive laws helping us with at least 10 more drafting bills. The risk is if our government overturns these laws.

- **This is newly formed company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think America's healthcare system is broken and you want to help us build a new one.

- **Even if we raise the maximum sought in this offering, we will need to raise more funds to scale operations.** We're trying to fix healthcare in America -- this is going to take more capital than the maximum sought in this offering. We can build a lot with this first offering, but to scale past phase 2, we will have future offerings.

- **It might not be easy to resell the securities** We are offering a tokenized share of our company. This is a new financial product using new technology. There is weak consensus on how to trade these tokens and where to do so. We're confident StartEngine or other platforms can figure this out.

- **Lobbyist will do their thing and try to fight us** Since we're disrupting the status quo, we know big pharma, big insurance, and Wall Street will send their lobbyists to their favorite politicians and try and shut us down. This is to be expected.

- **Any valuation at this stage is speculation on future network growth** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you want to fix healthcare, invest. If you want to let it get worse, don't invest.

- **Our business projection are only estimates** We have a solid plan to meet our business projections, but there is no guarantee that we will hit our targets. As with any business plan, it's all estimates.

- **Our intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We plan to explore opportunities to patent parts of our core technology but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time-consuming and distract management's attention from our core operations.

- **Breaches of Company Systems** Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.

- **App Store Rejections** We have been able to get our Android app approved for the Google Play Store. We have been unable to get our mobile application approved by Apple for their App Store. If this trend continues or if our Android application is removed from the Google Play Store it could have a negative impact on our ability to grow the business and user base.

- **We depend on certain key personnel** Our future success depends initially on the efforts of key personnel and consultants, especially our founders. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Eventually, we aim to be fully decentralized with efforts depending on the crowd.

- **All financial investments, including ICOs, are inherently of risk** All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage investors to use full due diligence to invest carefully, such as to obtain independent investigations from professional advisors prior to acting upon the information we publish. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this crowdsale. Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of tokens may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, financial difficulties, or defaults by cryptocurrency exchanges; (d) changes in operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.

- **Our tokens may be illiquid for long periods of time** Our tokens that are purchased will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around July 2019. Although popular token assets are generally considered very liquid due to the ease of transfer using blockchain technology, there is nevertheless the risk of financial illiquidity if such tokens are not or never listed in a tradeable exchange. This may be due to compliance regulations such as those from the SEC as well as state-level regulations such as BitLicense. We may also be acquired by another company in the future, but we would not have control on whether they choose to use our tokens or to convert them to their own equivalent asset, if at all.

- **There is unpredictability regarding regulations for blockchain and cryptocurrency related or derived assets** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

- **Our forward-looking statements are not indicators of guaranteed success or returns** Past performance is not always indicative of future results. Particular statements, strategies, estimates, and financial information we provide may constitute forward-looking statements or information. Such forward-looking statements or information involve known and unknown risks and uncertainties which may cause actual events or results to differ materially from the estimates or the results implied or expressed in such forward-looking statements.

- **We may face unpredictable challenges with new and insufficiently proven blockchain technologies** The token transaction mechanism in our digital platform and our business model's ecosystem is recorded on the Ethereum blockchain ledger. However, we do not have control over the software developments of the Ethereum network by the third-party Ethereum Foundation and its affiliated developers. Sometimes the Ethereum network undergoes updates known as a fork, which in rare incidences may lead to network disruption or bugs. In the event of any major Ethereum fork, we will closely monitor the nature of the fork and ensure tokens remain compatible with our business model. Should there be a risk of incompatibility, severe network congestion, insufficient transaction scalability, etc. that would lead to a critical and permanent disruption leading to impracticality, our contingency plan is to diligently migrate tokens into alternative smart-contract blockchains such as Stellar, NEO, EOS, etc. via a token exchange event.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brennen Hodge, 50.0% ownership, Medex

Classes of securities

- Common Stock: 1,000,000,000

Voting Rights

The holders of shares of the Company's common stock, $0.00001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board and by community consensus out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board and by community consensus upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Certificates

The company's Common Stock Shares will come in the form of securitized tokens called Medex and will represent ownership in the company, voting rights, and staking opportunities in our stable currency system.

What it means to be a Minority Holder

As a minority holder of our MDX token, you will proportionally weighted influence on our policies and other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

There will be 10,000,000,000 ERC20 Medex tokens minted as a fixed supply, and no further tokens will be created again. Investors should be aware that we are publicly offering 53,500,000 tokens during the Regulation CF offering, with up to 25,000,000 additional tokens available to be awarded as bonuses. Additionally, 1,000,000,000 tokens will be distributed to board members, advisors, and employees of the Company. Over 10 years, with a series of time-locked smart contracts, the remaining tokens may be voted on by the community to enter circulation until all 10,000,000,000 becoming the circulating supply.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-03-31.

Financial Condition

Results of Operation

Since our January 2017 inception, we have not had any significant operating history. We have been primarily funded by the shareholders and related party, Brennen Hodge, to cover initial operating costs, particularly application & smart contract development. These amounts are detailed in the attached Financial Statements.

We have not yet generated any notable revenues, yet we anticipate the start of significant revenues in Q1 of 2019 upon the launch of our "Health as a Service" plans. Based on our forecast, with the liquidity of the anticipated full raise Regulation CF amount ($1,070,000), we anticipate that we can operate the business in a lean startup mode for 12 months in the scenario of no revenue generation. In this scenario, anticipated major expenditures are Software Development ($550k), Administrative Overhead ($325,800), Legal ($100k). These estimates are based on typical software startup expectations, particularly from the cofounders' 20+ years of experience with health technology startups. Should we raise less than the $1,070,000 funding goal through this Regulation CF offering, then all of the aforementioned assumptions shall be generally pro-rated in a reasonable manner such that expenditures are reduced proportionally to the funding. We will continue to raise funds through other offerings including Regulation D 506(c), Regulation S, and Regulation A+ for digital tokens or equity shares. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Financial Milestones

The Company is investing for continued growth of the brand, and is generating net income losses as a result. In the unlikely event that we generate no revenue at all after raising the maximum Reg CF amount of $1,070,000, then we estimate that we would be able to sustain 12-months of operations -- please see the "Results of Operation" and "Use of Proceeds" sections for further details. A majority of our business model relies on blockchain technology which is considered novel and untested in the healthcare industry but will accelerate consumer adoption of our network as blockchain's beneficial features become increasingly known to consumers. Although we strongly believe that we will be able to achieve these milestones with commercially reasonable diligence, unforeseen circumstances could arise or circumstances may currently exist that we did not consider. Such circumstances may delay our aforementioned milestones, and possibly require us to raise additional amounts to sustain operations until we are able to achieve profitability. To mitigate this, we are anticipating additional Regulation D 506(c), Regulation S, and Regulation A+ exempt offerings to raise funds totaling $100,000,000 by end of Q4 2018. This would allow us to significantly increase operational capabilities and marketing, and allow us to generate anticipated positive net income by 2020.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. In order to quickly take our products and services to the market, funds are critical to the process of enhancing our technology and network. If we raise our Regulation CF goal of $1,070,000, then we intend to diligently budget expenditures across a 12-month period. If we raise the bare minimum of $10,000 in this offering, then it will be spent entirely on our software development. Additional details can be found in the "Results of Operation" section. The approximate total capital intended to be raised through all offerings (i.e., Regulation D 506(c), Regulation S, & Regulation A+ exemptions) of our tokens is $100,000,000 by December 2018. If there is greater demand, management may increase the maximum raise.

Capital Resources

The Company is also seeking to raise capital through other separate offerings for its tokens including a Regulation D 506(c) exemption to accredited investors, as well as a separate Regulation S exemption to international investors and a Regulation A+ exemption for the general public. The total intended funds to be raised is approximately $100,000,000. If demand is greater, management could increase the available offerings. To date, the shareholders have funded all the Company's operations. The related party, Brennen Hodge, has provided a line of credit for $75,000. The Company may also consider raising capital through sales of its stock/equity to venture capital firms or other organizations in the second year of operation.

Indebtedness

Brennen Hodge has funded the Company's operating expenses with a $75,000 capital infusion in the form of a line of credit with a 0% interest rate. As of April 9th, 2018, the Company's operating expenses in the amount of $73,280. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Recent offerings of securities

None

Valuation

$20,000,000.00

Our valuation is based on the future network effects and value creation of our decentralized health economy. We aim to contain the world's healthcare costs at $5 Trillion, starting with America's $3.3 Trillion spend. We believe this is a conservative valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,580	$1,005,800
Use of Net Proceeds:			
R&D	$0	$0	$20,000
Marketing	$0	$3,000	$10,000
Administrative Overhead	$0	$10,000	$325,800
Software Development	$9,400	$83,580	$550,000
Legal	$0	$10,000	$100,000
Total Use of Net Proceeds	$9,400	$100,580	$1,005,800

We are seeking to raise a minimum of $10,000 (minimum target) and up to $1,070,000 (main target) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

Software Development: This is the core need for our crowdsale. We will expand our development efforts and hire people with relevant blockchain and distributed system experience. We will also hire 1-2 UX/UI people to craft the story we're telling with Citizen Health.

Administration: This will be in the form of salaries for our existing team members and various business operating expenses.

Legal: We will need a proper securities attorney to get us ready for the next phase of our crowdsale.

Marketing: After we complete our Reg CF campaign, we will move into the Reg D & Reg A+ campaigns. This will need a marketing budget for Google AdWords, Facebook Ad campaigns, and relevant listings.

R&D: We're developing the latest blockchain & AI technology that will need a budget for research & development. This will be much larger with our future campaigns.

If we raise the bare minimum of $10,000 in this offering, then it will be spent entirely on our software development. As of April 9, 2018, the founder, Brennen Hodge, has funded the Company's operating expenses in the amount of $73,280. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at CitizenHealth.io/transpareny-reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Citizen Health Project, Inc.

[See attached]

CITIZEN HEALTH PROJECT, INC.

Unaudited Financial Statements For The Period Ended March 31, 2018

April 6, 2018



Independent Accountant's Review Report

To Management
Citizen Health Project, Inc.
Hattiesburg, MS

We have reviewed the accompanying balance sheet of Citizen Health Project, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CITIZEN HEALTH PROJECT, INC.
BALANCE SHEET
MARCH 31, 2018

_____

ASSETS

CURRENT ASSETS

Cash	$	15,570
TOTAL CURRENT ASSETS		15,570
TOTAL ASSETS		15,570

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (10,000,000,000 shares authorized; 1,000,000,000 issued; $.00001 par value)	10,000
Additional Paid in Capital	75,000
Retained Earnings (Deficit)	(69,430)
TOTAL SHAREHOLDERS' EQUITY	15,570
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,570

CITIZEN HEALTH PROJECT, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

_____

Operating Expense

Outside Services	$	47,100
Legal and Professional Services		15,330
General and Administrative		7,000
		69,430
Net Income from Operations		(69,430)
Net Income	$	(69,430)


CITIZEN HEALTH PROJECT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

_____


Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(69,430)
Net Cash Flows From Operating Activities		(69,430)
Cash Flows From Financing Activities		
Change in Common Stock		10,000
Change in Additional Paid in Capital		75,000
Net Cash Flows From Investing Activities		85,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		15,570
Cash at End of Period	$	15,570

CITIZEN HEALTH PROJECT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

_____

Starting Equity	$	-
Sale of Common Stock		85,000
Net Income		(69,430)
Ending Equity	$	15,570

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Citizen Health Project, Inc. ("the Company") is a corporation organized under the laws of the State Delaware. The Company intends to operate in the software, biotechnology, genetics, blockchain, health, wellness, & fitness industries. As of March 31, 2018, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company intends to earn revenue from subscription fees charged to users of its software. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the period ended March 31, 2018 but has not reached the end of its first annual period. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's first Delaware franchise tax filing will be due in 2019.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Citizen Health is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

21
Days Left

56
Investors

$50,177.76
Raised of $10K - $1.07M goal

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Citizen Health
Optimal Health & Affordable Care For All
🔵 Small OPO   🏠 Hattiesburg, MS   ⊕ Health Tech   ⊕ Accepting International Investment

Invest Now   ❤️
$400.00 minimum investment

Overview   Team   Terms   Updates   Comments   Share

Rebuilding healthcare for the next generation

Invest in Citizen Health

Citizen Health is a public benefit organization rebuilding healthcare for the next generation. Our passionate community believes healthcare could and should be better.

We're capitalizing on the growing trends toward free-market medicine, the rise of Direct Patient Care, and the frustration people face from confusing medical bills & rising premiums. Utilizing the latest advances in blockchain technologies, wearables, and machine learning, we're solving core problems to reinvent the way healthcare services are offered and purchased.

Our foundational developments:

1. **Humantiv, a collaborative operating system** designed to optimize health & wellness by incentivizing people to pursue healthy lifestyles with the help of wearable technology.

2. **Medoplex, an open & transparent marketplace** where healthcare buyers & sellers transact directly in a free market economy without insurance intermediaries.

3. **"Health as a Service," personalized subscriptions for health & wellness** based on members' genetics, microbiomics, wearable data, and medical records.

We're not slapping new technology on old business models. We're fundamentally redesigning a new economic system that changes how we pay for healthcare.

Built by a team of **startup founders, PhD researchers, doctors, and experienced hospital/insurance executives**, Citizen Health is cultivating intelligent networks of people who understand both sides of the healthcare equation and have the experience to bring **fundamental innovation** to the complex medical system. Come with us on this mission!



Introducing
Citizen Health
Brennen Hodge, Founder



/ CITIZEN HEALTH /

HEALTHCARE FOR THE PEOPLE, BY THE PEOPLE.

CitizenHealth.io

The Ask

We're **seeking $1M** to fund remaining development that allows us to bring our products to market. This is a Security Token Offering (STO), the evolution of the traditional "ICO." If you're curious about the importance of security tokens, here's a great article from StartEngine's CEO, Howard Marks: The Future of US Securities Will Be Tokenized

Investment

Investment Purchase: Medex "MDX" token (ERC-20 Security Token Representing Common Stock)

$0.02 per MDX token | When you invest you are betting the company's future equity value will exceed $21M.

Description: The "Medex" or "MDX" token will represent a single share of common stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

All tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

The Problems We're Solving

The core problem we're solving is how we pay for healthcare. By putting corporate profit before the health of people, we believe the fundamental health insurance business model is broken and conflicts with the patient and doctor's best interests. This leads to expensive medical bills, ever-increasing insurance premiums and doctor burnout.

Patients

- Average health insurance premium for a family of 4 is $28,000. Estimated to be $50k in a decade
- 600,000 bankruptcies due to high medical bills. 78% of these people had health insurance. (source)

Health Insurance Model

- Value-extracting intermediary
- Zero transparency
- Record profits over the past 3 years
- Perverse incentive model: Higher medical costs = higher profit for insurance

Physicians

- Frustrated Physicians
- 50% of daily work is for insurance-related tasks
- 40% of practice overhead is spent on managing the insurance-related tasks

  



Our Solutions

We started Citizen Health as a thought experiment:

What if we blew up the whole healthcare system and started over? What if we utilized the best technology of today while building the technology of tomorrow? What if we brought physicians, patients, & caregivers to the table to discuss their wants and needs? What if we took all these ideas and redesigned a new healthcare system for the future? What would that look like?

It would look like Citizen Health.

Patients

- Half of what you pay now
- Better care than what you get now
- No bankruptcies from medical bills
- Peace of mind

The New Economy

- No need for insurance
- Fair & honest pricing
- 100% Transparency
- Owned by the market participants
- Profit dividends go back to the patients & physicians

Physicians

- Practice medicine when & how you want
- Make more money with less headache
- Get paid immediately
- Create your own networks



Open & Transparent Marketplace
Smart Contract Automation

What We've Accomplished So Far

Blockchain Development

Our core team has been developing the foundational architecture for Citizen Health over the past year.

Most of our early (and completed) work has been building our crypto asset system on top of the public Ethereum blockchain, which includes:

- Medit token (ERC-20 incentive token)
- Medit API
- Medex "MDX" token (ERC-20 security token)
- MDX governance system



Proof of Health Algorithm
Incentive System
Community Governance

Application Development

We've been actively developing Humantiv for the past 7 months and will be opening up our MVP pilot program mid July.

This is a multi-phase development with only the MVP completed now.

We need to spend the first 6 months refining our Proof of Health algorithm.



HUMANTIV
Mega Fund
Health & Wellness Marketplace
Health Intelligence
Collaboration Engine

First Pilot Programs

Launching Q4 2018, we've partnered with Green Imaging & NewCare MD to provide their services on Medoplex.









Green Imaging
Same high quality medical imaging. At a fraction of the price.

NewCare | MD

OKLAHOMA
Oklahoma City
NEW MEXICO

ARKANSAS
MISSISSIPPI



TEXAS
CHIHUAHUA
COAHUILA
Laredo
NUEVO LEON

Monroe
Jackson
Meridian
Natchez
Kisatchie National Forest
Alexandria
Laurel
Hattiesburg
De Soto National Forest
LOUISIANA
Mobile

Our Product & Service Ecosystem

At a high level, we're building a new collaborative economy for health & wellness. The following assets, products, & services all work together to create this.

Crypto Asset Structure

The root problems in healthcare revolve around one common denominator -- money. Insurance companies take money from patients and give to doctors based on certain conditions. These entities are in place because they're moving "dumb" money around. This negative description is only meant to imply that traditional money does nothing on its own. Numerous intermediaries are needed for it to exchange hands.

Now, we're entering the age of smart, programmable money made possible by the invention of blockchain technology. With this invention, we can be smart about our healthcare transactions and code much of insurance's role into the money itself, eliminating intermediaries that don't provide value.

This technology is a paradigm shifter, that's for sure. Especially with how we're using it. The following four crypto assets will be used throughout our ecosystem along with traditional USD:

Medit "MDT"

We've invented a new form of money that is generated from the energy produced by you being active and pursuing a healthy life. Connect a wearable and start earning.

- Incentive token
- ERC-20 specs
- User-generated supply
- Used for health transactions

Medex "MDX"

This is a security token that represents a share in our company. MDX token holders can earn dividends from Medoplex transactions and also vote on the direction of Citizen Health.

- Security token (one MDX = one share in Citizen Health)
- ERC-20 specs
- Polymath security token standard
- Finite supply

Health Service Token "HST"

Credentialed physicians can tokenize their health services and offer them on Medoplex. These HSTs can be purchased directly without using insurance.

- ERC-721 specs
- Non-fungible token
- Physician-created supply
- Used in health transactions

Personal Health Asset "PHA"

Similar to the functions of a Health Savings Account, this unique asset holds MDT, MDX, and other cryptocurrencies. We believe this will be the future universal basic income account.

- ERC-998 specs
- Health investment account
- Each human is gifted one PHA
- PHA can store MDT & MDX

Humantiv

The initial purpose of Humantiv is to be an app that accurately measures the health of an individual by connecting & combining wearable data, medical records, and genetics into an easily understandable personal health score. With these data points, users now have their most comprehensive health record possible. To improve health, we must be able to measure it first.

Once we can easily & accurately measure someone's health, we incentivize them to improve it. Using Humantiv, our Proof of Health algorithm tracks and measures the changes in a person's health over time. When certain metrics are hit and goals are accomplished, the algorithm generates a unit of value called a Medit. The more people do healthy things, the more Medit they earn. This cryptocurrency is intrinsically linked to the health of a person, and thus, the health of the population. Financial motivation alongside social motivation works magic.

How Phase One of Humantiv Works*

Step 1

Download our app & connect your health data.

Choose your Data Sources
Withings
GARMIN

Step 2

Pick a personal health journey, set goals, and get moving.

Health journey

Step 3

Increase daily activity, get more sleep, and earn Medit.

My health
890

Step 4

Own your health record & get paid for your data.



*Humantiv is currently in private beta. These are the mockups.

Medoplex

The marketplace for free market healthcare

Now that we have an app that can easily & accurately measure someone's health, and financially motivates them to be healthier, we then provide users with a place to spend their earned Medit. With one touch on the screen, a user can search among health and wellness professionals by quality, location (physical/virtual), price, and reputation. This is our Health & Wellness Marketplace, called Medoplex.

Medoplex will be the economic engine driving Citizen Health. It's designed to be a 100% online transparent marketplace where healthcare "buyers" and healthcare "sellers" can connect & transact directly without the need of insurance intermediaries. Health

services are represented as Health Service Tokens (HSTs), which are non-fungible tokens. HSTs can be purchased with both USD & Medit. Medoplex is still in development with multiple scheduled pilots for late 2018 & early 2019.

Imagine Amazon's search, discovery, & ecommerce functions for surgeries, treatments, & doctor visits; eHarmony's compatibility ratings for patient-physician compatibility based on genetics & health history; and Uber's on-demand & efficient routing for coordinating the most cost-effective health service combinations -- all in real-time, with no insurance companies getting in the way. This is Medoplex.



How Medoplex Works

Transparent pricing, immediate payment, no insurance

For Patients

Step 1. Haven't met your deductible yet or don't have insurance and need an MRI or procedure? Search for available services based on your criteria (price, location, time, personal values, etc.)

Step 2. Purchase & schedule the service directly from the doctor or facility for 50-70% less than it would cost with insurance.

Step 3. Go to your appointment. Check-in on your phone and have all your forms already filled automatically.

For Doctors

Step 1. Tired of dealing with insurance? Offer your services in cash prices and get paid directly & immediately from the patient.

Step 2. Offer your services to self-funded employers. Once again, receive payment immediately without insurance.

Step 3. Need to refer your patients to other doctors or services? Create your own referral network based on needs such as transparent pricing, quality, & location.

For Self-Funded Employers

Step 1. We analyze your medical claims data to show how we can save you money on healthcare expenditures.

Step 2. Contract with doctors, surgery centers, and imaging/labs to purchase services directly for a 30-50% overall savings.

Step 3. Create "Health as a Service" plans for employees with chronic conditions.

Health Service Tokens

Examples of health services found on Medoplex

Surgery Bundles

$15,499

Total Knee Replacement
Performed by Surgery Center of OK ★★★★★
This knee replacement bundle includes all pre & post-operative care, facility & anesthesia fees, and medical supplies.
Features:
- Pre-op review
- 3 night stay
- 90-day warranty

Learn More   Purchase

Imaging & Labs

$750

MRI with Contrast
Offered by Green Imaging ★★★★★
This is an MRI scan of ANY ONE body part: Thoracic Spine, Lumbar Spine, Chest, Orbit, Face, Neck, Abdomen, Pelvis, Joints, Brain, Lower/Upper Extremity.
Features:
- Physician interpretation
- Convenient scheduling
- Calming atmosphere

Learn More   Purchase

Doctor Visits

$69/mo

MADISON
NewCare MD

Direct Primary Care Subscription
Offered by NewCare MD ★★★★★
Subscribe to NewCare MD and receive personalized care and easy access to our physicians via phone, text or email. Check-in on Humantiv to expedite the process.
Features:
- No forms to fill out!
- Same or next day appointments
- Calming atmosphere

Learn More   Purchase

*Medoplex and HSTs are still in development. HST images are mockups and do not represent the final product nor the actual price from facilities.

Features of HSTs

This is where the power of blockchain comes into reality. Cryptocurrencies up until now have been "fungible" tokens. Starting in April, the Ethereum community is moving forward with "non-fungible" token standards. This allows for the creation of unique digital assets that can represent anything of value. We are applying this token standard to health services & products.

If you're a doctor, think of all the CPT & DRG codes you bill insurance for after you see a patient. Now imagine your services are represented as HSTs and are available to be purchased directly by patients or employers. This means no more insurance billing headache. Get paid immediately as the patient leaves the facility, Uber-style.

Buyers can purchase in bulk, over time, across locations.

If you are a large self-funded employer, you can now find & buy health services for your employees in bulk and pay using creative methods. Without insurance, the whole world is your "network."

Can be based on personal values physicians choose to disclose.

Imagine the option to chose the doctor to deliver your baby. You can search by price, age, gender, religion, personal philosophies, and/or specific experience with your baby's genetics.

Can represent scheduled time slots (MRI, diagnostics, labs, etc.).

Just like airlines & hotels offer deals at the last minute for unbooked resources, we offer the same for medical services. Think of this as "Just in Time" medical delivery.

Can represent complex episodes of care from multiple providers.

Imagine buying a complete knee surgery with the imaging, surgeon, facility, anesthesia, physical therapy, medication, and medical equipment costs all combined into one simple price.

"Health as a Service"

Affordable care & personalized health

Now that we have people pursuing healthy lifestyles using Humantiv, patients connecting to the best physicians for affordable prices on Medoplex, physicians practicing medicine how they desire under the Direct Patient Care model, and the underlying architecture to empower all this, we make the switch and drop the health insurance business model. We estimate these health subscriptions will launch throughout 2019.

Direct Care Subscription $100/month	**Personalized Health** Starting at $100/month
• Includes primary care physicians across the world. • Call, text, email, or video chat. • Same day appointments.	• Subscription based on your health needs. • Includes specialty care physicians across the world. • Services are paid automatically on Medoplex through smart contract execution.

How We Will Make Money

Subscriptions

As stated above, we'll be launching our subscription services in 2019. This will be your typical monthly recurring charge that provides a much better consumer health & wellness service than the insurance status quo.

Memberships

Starting with Direct Primary Care doctors, we provide network memberships starting at $100/month. This gives doctors the ability to create their own direct pay network. Self-funded employers are next with a corporate membership allowing personalized plan development.

Transaction Fees

We take percentages from each sold service similar to Amazon or Ebay. This will vary from 1-10% based on certain terms from the sellers. Medex token holders receive dividends from these transactions fees.

API Services

We're opening our Medoplex, Humantiv, & Medit APIs for outside developers. For the first year, we'll actually be paying developers in Medit to use our APIs in health, wellness, & fitness apps. Once we have widespread network effects, we'll start charging for various enterprise plans.

Our Target Markets

Direct Primary Care

We're building off the growing movement of doctors who are quitting health insurance and going to a subscription payment model called "Direct Primary Care."

- ~4,000 current DPC doctors
- 5-10 new DPC doctors a day
- 467,447 primary care doctors
- 85% of patient needs fulfilled by DPC

(Sources)

Specialty Care

DPC doctors face a common problem of referring patients to trusted specialists who accept cash payment. We allow all doctors to construct their own direct pay networks.

- 501,296 specialty care doctors
- We're starting with cardiology, gastroenterology, orthopedics, and radiology

(Sources)

Medical Diagnostics

To accurately diagnose patients, doctors need imaging & laboratory services such as MRIs & blood work. We're targeting independent diagnostic centers.

- 80 million MRIs a year
- 17,000 facilities
- $50 billion annual revenue

(Sources)

Self-funded Employers

Employers want to keep their employees happy & healthy. We will offer them ways to save money on health services and to increase the health of their workforce.

- $1 Trillion paid in annual premiums by employees & employers
- 157 Million people get health insurance through employers
- Steady increase in high deductible plans

Contract Workers

Contractors, such as freelancers & Uber drivers, make up a significant portion of the workforce. With the "gig" economy steadily increasing, there is a large opportunity to serve this group with health services.

- 50% of the workforce will be 1099 workers in a decade
- Millennials aren't following the traditional career path or taking part in the traditional healthcare model

---

The Market Is Ready

Positive Regulations

- Rapid growth of Direct Primary Care
- Current administration pushing for more competition and free markets
- Affordable Care individual mandate ends in 2019
- Multiple positive regulations paving the way: Direct Primary Care, Health Savings Accounts, & Association Health Plans

Emotionally

- 600,000 people file bankruptcy each year from unfair medical bills. 78% had health insurance.
- Doctors have the highest rate of suicide from any profession.
- The average health insurance premium for a family of four in 2018 is $28,000. In a decade, the estimate is $50,000/year. That's not sustainable.
- Health insurance companies don't have the patients & doctors best interests in mind. People are starting to see this.

Why You Should Invest In Us

As any good investor knows, you need to invest in a solid team. We've formed a core group of experienced, talented, & passionate people who are driven to fix healthcare.

As a whole, we've built digital health companies, hospitals, and teams. We've had many successes and plenty of failures. Best of all, we have the vision of what it takes to fix healthcare. This is our secret sauce.



Brennen Hodge
Founder & Lead

- Founded 4 tech companies, 1 exit
- Last company was a pharmaceutical analytics platform
- MBA from Southern Miss University; B.S. in Biochem from William Carey University



Megan Janas
Cofounder & Digital Health Strategy

- Cofounded 2 digital health tech companies
- Cleveland Clinic Patient Excellence Award Finalist
- B.S., Global Business Management, Marketing & Competitive Intelligence from Arizona State University



James Cunningham, Ph.D.
Cofounder & Blockchain Lead

- Developed blockchain solutions for NHS
- Led health informatics research at the University of Manchester
- Ph.D., Information Systems, The University of Salford; B.Sc., Computer Science from The University of Manchester



Nabyl Bennouri
Cofounder & Software Lead

- Tricorder XPRIZE participant
- Author/co-author of multiple healthtech patents
- M.S., Electrical Engineering, Institut polytechnique de Grenoble



John Chamberlain
Direct Patient Care Lead

- 42-year executive experience in healthcare & insurance (Hospital CEO 2x)
- Direct Patient Care expert
- MHA from Washington University School of Medicine; B.A., Biology from Westminster College



Benjamin Maisano
Key Advisor, Health Tech

- Current CTO of Mount Sinai Medical System
- Former CTO of Caredox
- B.S., Computer Science, Management, & Information Systems

Invest in a Better Future

Do you want to continue paying higher health insurance premiums each year only to get less? This trend isn't stopping unless we do something about it.

Our team is building Citizen Health for the next generation so our kids have it better off than us.

This is our why. What's yours?

Our Families



"No one should lack medical care or go bankrupt paying hospital bills when we have the knowledge, technology, & resources to take care of everyone."

Brennen Hodge
Founder & CEO

FAQs

What do I get for my investment?

You are purchasing equity (common stock shares) in our company. This equity is represented in the form of a ERC-20 security token called Medex (MDX).

When & where can I sell my tokens?

We intend for MDX to tradable on StartEngine LDGR, tZERO, and any other ATS upon launch of the services. We believe this may be in late 2018 or early 2019, but this is not guaranteed.

Are there restrictions on token resale or transfer?

Securities purchased in a crowdfunding transaction generally cannot be resold for a period of one year, unless the securities are transferred:

- (1) to the issuer of the securities;
- (2) to an "accredited investor";
- (3) as part of an offering registered with the Commission; or
- (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(Source)

What happens if MDX tokens don't get listed on an exchange?

This would limit the ability to quickly "flip" your tokens. You still own equity in Citizen Health, just like with any traditional investment. If you decide to hold your MDX tokens, you'll have the opportunity to share in the profits from Medoplex transactions.

Why blockchain?

We believe we are building a better economic model than what health insurance currently offers. To achieve this, we must introduce new incentive systems, network effects, and positive feedback loops that align all peoples' goals toward rewarding health, not sickness. Blockchain technologies allow us to do this with the ability to quantify & tokenize health value giving us the opportunity to enable payments between patients & doctors with no insurance intermediaries.



Citizen Health was born

The idea for Citizen Health was born and we got to work on its implementation!

June 2015

February 2016

R&D is Initiated

Research & development was started on the Ethereum blockchain and smart contracts.

ICO Planned

ICO planned but held off for more guidance from the SEC. We decided to self-fund instead.

May 2017

August 2017

Began to Recruit Our Team

People from many backgrounds joined the Citizen Health mission.

Medit Protocol Development Starts

Started working on our dual-token system and Proof of Health algorithm.

September 2017

January 2018

Android & iOS Development Starts

We began development of the Humantiv App.

Launched on StartEngine

Now YOU can own a part of our company!

April 2018

May 2018

Medit Protocol Testnet Release

Our protocol and Medit token will be launched on testnet (anticipated).

iOS & Android App Released

We will launch the Humantiv app in iOS & Android apps stores for beta testing (anticipated).

June 2018

June 2018

Launch Collaboration Engine

This will start with our Proof of Health validation and refinement (anticipated).

Reg D & Reg A+ Offering

After our successful Reg CF raise, we will pursue another offering to grow the network. (anticipated).

October 2018

January 2019

"Health as a Service" Launches

We will launch our Medit Protocol live and roll out our new subscription to health (anticipated).

In the Press

 

SHOW MORE

Meet Our Team







Brennen Hodge
Founder & CEO
Brennen has centered his professional life on technological connection. Beginning with CitiLife, (CEO, 2011-2014) Brennen established a way for journalists and bloggers to distribute content and generate revenue through a new online platform. Through dbVantage, (Founder & CEO, 2012-2018 (approx. 0.5 hours a week currently working here)) he cultivated skills in design, programming and formed his expertise in leadership and team management. His real passion for healthcare and his journey towards Citizen Health, first began with Pharmedio, four years ago. (CEO, 2014-2017). During his tenure with Pharmedio, Brennen would uncover the ways in which startups are formed, built and nurtured. The valuable discoveries, yet challenging complexities surrounding healthcare inspired Brennen to look closer at what could be done to transform healthcare. With the emerging technologies, blockchain, AI and other cutting edge advancements, healthcare now has a way to be digitized, networked, comprehensive and affordable. Citizen Health (Founder & Architect, 2017 to present) is the product of these advancements, derived from years of Brennen's innovation and intuitive thinking.

Megan Janas
Cofounder & Digital Health Strategist
Megan has spent most of her career focused on innovation in healthcare. At an early age, she was privileged to work with the groundbreaking STAR Human Resources, a company focused on healthcare benefits for part-time and minimum wage employees. It was here, she came to understand the value of health benefits for all and that alternative models of healthcare not only can succeed, but thrive. In the digital era, Megan would go on to work with Textra Healthcare (Director Marketing, 2011-2016) helping to design and build an award winning, semi-automated communication platform, facilitating patient to provider follow-up care. While here, Megan would grow her digital strategy expertise - discovering the connections and value between networked care and the data science of communication in healthcare. Continuing her search for ways to further connect patients and provide healthcare, she would co-found SkyHigh Health (Co-founder, 2017 to present) a telehealth DPC designed to provide quality, convenient and affordable healthcare. Her mission to find more advanced healthcare models and technology, would connect her with

James Cunningham
Cofounder & Blockchain Design
James is a lifelong academic researcher who specializes in software engineering. He is based in Manchester University, England exploring the implications of software technologies and healthcare. James spent his early career with informatics and medical knowledge representation as a developer (Research Associate, 2005-2009). He moved to working with eHealth projects, focusing on social statistics and analysis - softwares used within the National Health System (NHS) in the U.K. (Senior Software Engineer, 2009-2013). Here James would work with population health data and apply agile development to quickly deploy solutions to health systems. His work took him to lead and manage health informatics for real-world evidence based systems (Research Fellow, 2013 to present). Most recently, he has focused his attention to the emerging field of blockchain technologies and cryptoeconomics, building out the Medit and Medex token ecosystem, incorporating his expertise of health based data. James' dedication to disruptive healthcare models and application of data has afforded Citizen Health (Co-Founder, 2017 to present) the vision to implement technology vested in research.

Brennen is on a journey to democratize every aspect of health, wellness and healthcare in America and throughout the world.



Brennen to establish, design and network Citizen Health (Co-founder, 2017 to present).





Nabyl Bennouri

Cofounder & Software Architect

Nabyl has forged an enticing career in software architecture. His expansive designing, programming and coding expertise began at BioTronic Medical Company (Software Engineer, 2012-2015). Crafting software to facilitate communication between implantable devices and dashboards, Nabyl would learn the delicate balance concerning algorithms and human life. More than just the code, Nabyl would discover the high regulation of devices, dashboards and softwares and the need to safeguard them with encryption and the highest securities. Learning about the connectivity of medical appliances and platforms, gave Nabyl the ability to found Ultra (Founder & CTO, 2014 to present) an app and UV sensor that allows users to monitor their sun exposure. Ultra was his first chance to work in a startup environment. By using lean principles, the science of data analytics and other key components - Nabyl was able to design software at a rapid pace. This foundation was critical to launch Citizen Health (Co-founder, 2017 to present) as he engineered the Humantiv App and Personal Health Journey. Nabyl's belief in the personalization of healthcare and viewing health as an asset is invaluable as he continues to engineer Citizen Health around each individual.





John Chamberlain
Direct Care Design
John is a Direct Primary Care Advocate who is designing our "Health as a Service" subscription model for primary and specialty care physicians. His extensive background includes being a former hospital CEO and healthcare product manufacturer.



Benjamin Maisano
Advisor, Software
Ben is a technology leader in consumer and enterprise software that has spent most of his career in healthcare, education, and financial industries. He is currently CTO of CareDox, a health platform connecting schools, families, and pediatrics with a unified health record.



Grace Cordovano, PhD
Ambassador, Patient Advocacy
Grace is the owner of a leading patient advocacy organization. Her mission is to bring empathy, guidance, care options, and coordination to both patients and caregivers in healthcare.



Conner Gunn
Advisor, Employee Benefits
Conner is an Employee Benefits Consultant specializing in reducing costs and maximizing health for the clients he serves. His goal is to turn proactive care and health savings into a model that works for everyone.



Dr. Grady Kaiser, DO, MS
Advisor, Health
With an extensive educational background including multiple Master's degrees in sciences, a Doctor of Osteopathic Medicine degree, and a passion for helping people get healthier, Grady has big ideas for our health & wellness initiatives.



Ross Arroyo
Advisor, User Experience
Ross is a technologist and developer devoted to bringing workable solutions to people in need. His work includes designing better workflows for physicians struggling with EMR's, assisting seniors with user-friendly Apps, and launching open API's to coordinate disaster relief.



Dr. Dan Lynch, DO
Advisor, Health
Dan is an Osteopathic Neuromusculoskeletal Medicine Resident Physician at A.T. Still University. He is overseeing the direction of our healthcare initiatives and open source EMR development.



Savva Kerdemelidis
Advisor, Legal & Crowdsourcing
Savva is a commercial / IP / IT legal adviser who works with companies in the UK, EU, US, New Zealand and Australia. He is passionate about crowdfunding healthcare and has founded a non-profit funding clinical trials for therapies that lack adequate incentives.

Offering Summary

Maximum 53,500,000* shares of common stock ("Medex Tokens" or "MDX") ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 500,000 shares of common stock ("Medex Tokens" or "MDX") ($10,000)

Company	Citizen Health Project, Inc. A Delaware Public Benefit Corporation
Corporate Address	6641 Hwy 98 Suite 200 Hattiesburg, MS 39402 USA
Description of Business	A decentralized health economy owned & governed by the people
Type of Security Offered	Common Stock (Designated as "Medex" or "MDX" tokens)
Purchase Price of Security Offered	$0.02
Minimum Investment Amount (per investor)	$400

Perks

$400+ You are first to beta test Humantiv and can earn bounties**

$5,000+ Same as above, plus a 20% bonus of Medit tokens (not Medex) preloaded in your Humantiv account**

$50,000+ Same as above, plus our microbiome and genetic test along with personal analysis & interpretation

$70,000+ Same as above, plus our "Healthy Home" digital diagnostic kit.

$100,000+ Same as above, plus a free year of a family subscription.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

**Humantiv is our first application and also the operating system for Citizen Health. We have a dual-token structure: a stable currency called Medit that is pegged at $1 USD, and a token called Medex which represents a share of Common Stock in Citizen Health.

<u>**Terms of Tokens**</u>

Medex Tokens (Common Stock)

Description: The Medex Tokens will represent a single share of Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

<u>**Material Terms:**</u>

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for Medex tokens.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Citizen Health Project, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 5,000 shares of Common Stock (Designated as "Medex" or "MDX") at $0.02 / share, you will receive 500 Common Stock (Designated as "Medex" or "MDX") bonus shares, meaning you'll own 5,500 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Investor Webinar

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation**,** you will be contacted by StartEngine via email with further instructions.



Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation**,** you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

14 days ago

Hi there!

To keep everyone updated with our latest progress, we will be hosting an Investor Webinar Thursday (7/19) @ 3pm CST. (Register here)

This will be an "Ask Me Anything" type discussion, so bring all questions. It will also be livestreamed to YouTube.

Topics of the webinar:

1. Our upcoming pilot programs with over 100 medical facilities across Texas
2. Our upcoming Humantiv beta release
3. Our plans for Medoplex, our health & wellness marketplace

Join us to learn more!

-Brennen Hodge

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Health offering. Here's an excerpt describing the specifics of the change:

Citizen Health has extended their offering for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Citizen Health has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Citizen Health be on the lookout for an email that describes more about the disbursement process.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.



VIDEO TRANSCRIPT (Exhibit D)

Remember blockbuster? They're not around anymore because a company called Netflix changed the way people rent movies with an innovative monthly subscription model. It's called disruptive innovation and Citizen Health is doing the same to health insurance companies. We've created a superior way to make healthcare more affordable and people healthier.

Using blockchain, AI, and the power of the crowd, we've developed a decentralized model for a universal health care system that's owned and controlled by the people - not governments or corporations. Our peer to peer framework makes the traditional insurance model obsolete and removes unnecessary intermediaries from the healthcare equation.

How does this look?

I'd like to introduce you to what we're calling "Health as a Service."

This is a monthly subscription to a better and healthier you.

Our first group of plans are designed to make the largest impact in saving lives and saving money in America:

Cancer Care

Cardiovascular Care

Mental Health

Diabetes

Primary Care

These are personalized plans based on your genetics, microbiomics, wearable data, medical records, and numerous other social determinants of your health. We take a complete holistic view of your data to figure out the best way to optimize your health. This includes nutritional & fitness guidance, as well as precision medicine tailored to you.

The base monthly plan is a subscription to Primary Care, which enables direct access to a primary care doctor 24/7. You now have a doctor friend you can text, email, or video chat with anytime you need health advice or treatment. This concept is based on the current DPC model that is quietly sweeping the nation. Patient love it, doctors love it, and employers love it. We didn't invent that, but we're perfecting it and scaling it globally.

For all this to happen, we've created a new financial system consisting of 3 crypto assets.

One is our stable currency called Medit and is a replacement for the dollar

used in healthcare. One is a derivative token called Medex that functions as a stake in the network and to stabilize the Medit.

One is what we're calling a "Personal Health Asset," which is a cross between an HSA, life insurance, and a crypto wallet. This Personal Health Asset grows with you your entire life, from birth to death, from job to job, then you can pass it on to a friend or family member.

Listen, I can talk for hours about Proof of Health algorithm, our incentive systems, and our technology stack, but that's not the point of this video.

What I want to get across is that we've developed a better alternative to health insurance. It saves people money and incentivises them to be healthier. It gives doctors the freedom to practice medicine again without the burden of insurance regulation. It gives developing countries a drop-in economic framework to manage and finance healthcare. This is a powerful idea whose time has come.

If you understand blockchains, cryptocurrencies, and where exponential technologies are about to be, you know this is absolutely huge opportunity. Help us build a better future and invest in Citizen Health.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Citizen Health Project, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " 4 (FOURTH) " so that, as amended, said Article shall be and read as follows:

The total number of shares of stock that the Corporation shall have the authority to issue shall be Ten Billion (10,000,000,000) shares of Token Class Stock designated as "Medex Tokens" or "MDX Tokens" having a par value of $0.000001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 23 day of July, 2018.

By: [signature]
Authorized Officer

Title: Director and President

Name: Brennen Hodge
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:46 PM 07/23/2018
FILED 05:46 PM 07/23/2018
SR 20185798206 - File Number 6821288